

June 21, 2013

Via E-mail
Ms. Fabiana Chubbs
Chief Financial Officer
Eldorado Gold Corporation
1188 - 550 Burrard Street
Bentall 5
Vancouver, BC, V6C 2B5
Canada

> **Re:** **Eldorado Gold Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 001-31522**

Dear Ms. Chubbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2012

Exhibit 99.2 – Consolidated Financial Statements

Note 3.4 – Exploration and Evaluation Expenditures, page 5

1.   We reviewed your disclosure related to evaluation expenditures and mine development costs. Your existing disclosure does not sufficiently clarify when your evaluation phase ends and when development starts (e.g., upon technical feasibility and commercial viability). Refer to IFRS 6. Please revise your policy disclosure in future filings and provide us with draft disclosure of your planned changes.

Note 3.19 – Revenue recognition, page 11

2.   We note you disclose that provisional revenue is recorded at the date of shipment based on metal prices at that time. Please tell us whether those prices are based on spot or forward prices. If forward prices are used, please clarify your disclosure in future filings accordingly. If spot prices are used, please tell us your basis for doing so (i.e. why you believe they provide for the best measure of fair value) as well as the financial statement impact that would have occurred from using forward prices as of and for the years ended December 31, 2012 and 2011.

Note 10 – Inventories, page 16

3.   We note your inventory includes in-process amounts and ore stockpiles. Please tell us whether this inventory is expected to be sold within 12 months after your balance sheet date and whether your current processing methods (including heap-leach cycles) are within that timeframe. To the extent you do not expect the inventory to be sold within 12 months, please tell us how you have concluded current asset classification is appropriate. Refer to paragraph 66 through 68 of IAS 1.

Note 13 – Property, Plant and Equipment, page 19

4.   We note you disclose the amount of evaluation expenditures capitalized during the year. Please expand your disclosure in future filings to include the asset balance as of each balance sheet date, as well as any other amounts necessary to comply with paragraph 24(b) of IFRS 6. Please provide us with a sample of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining